April 8, 2005

Mail Stop 0306

Andrew H. Meyers
Chief Financial Officer
Langer, Inc.
450 Commack Road
Dear Park, NY 11729-4510

Re:	Langer, Inc.
      Amendment No. 3 to Registration Statement on Form S-1
	Filed March 30, 2005
      File No. 333-120718

Dear Mr. Meyers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Registration Statement Cover Page
1. We note your statement that the approximate commencement date for the offering will be "[f]rom time to time after this Registration Statement becomes effective." This language seems inconsistent with a firm commitment offering not conducted pursuant to Rule 415. Please revise or advise.



Management`s Discussion and Analysis of Financial Condition and
Results of Operations -
Page 36

Inflation - Page 54
2. Please reconcile your belief that you will be able to increase the prices of your products to offset the effects of inflation with your disclosure on page 42 that a 5% increase in the prices of your orthotic products resulted in an 11% reduction in sales unit volume.

Management - Page 70

Compensation of Directors - Page 73
3. Update to disclose all compensation, including but not limited to consulting fees and restricted stock, that Mr. Kanders received during your most recently completed fiscal year. Expand to discuss the material terms of the previous and current consulting agreements.

Principal Stockholders - Page 78
4. We note your response to prior comment 8 and reissue the last sentence. Please tell us whether there are any affiliations among the "certain beneficial owners" for whom Atlas serves as custodian.
If any affiliations do exist, please tell us whether the aggregate shares beneficially owned by the affiliated parties are greater than
5% of the registrant`s common stock.

Financial Statements

Consolidated Statements of Cash Flows - Page F-7
5. Please tell us the individual amounts that make up the
$5,796,534
presented as purchase of businesses, net of cash acquired. We note that the amount changed by $934,891 since September 30, 2004.

Note 2. Acquisitions - Page F-12

(c) Acquisition of Silipos - Page F-15
6. You currently have disclosed that the purchase price is subject to
reduction based upon adjustments to tangible net worth, as
defined,
at September 30, 2004.  Please update these purchase price
adjustment
disclosures to December 31, 2004.
7. We see the Silopos purchase price allocations, including
goodwill,
changed significantly from those at September 30, 2004 (as
disclosed
in your previously filed Form S-1). Please tell us supplementally the reason for the changes and how the changes comply with generally accepted accounting principles, including SFAS 141.
8. We note that you assumed the Put Option obligation as part of your
purchase of Silipos, and that you recorded the excess of the purchase
price over the fair value of the assets and liabilities of Silipos as
goodwill.  Please tell us why you believe changes in the fair value
of this Put Option (including its expiration) after you acquired it
from Silipos represent gains or losses rather than a
preacquisition
contingency to be accounted for based on the guidance at paragraph
40
of SFAS 141. If considered a preacquisition contingency, tell us why you believe the expiration of the Put Option was not a subsequent event that provided additional evidence with respect to a condition that existed at the date of the balance sheet date. If not, tell us the facts and generally accepted accounting principles that support your conclusions. We may have further comments after reviewing your response.

Note 6. Long-term Debt - Page F-20
9. We see the disclosures herein that "the $7.5 Million Note is secured by the pledge of the stock of Silipos and, if not repaid in full on or before March 31, 2005, the Company is obligated to make an additional payment of $500,000 or the principal amount will be increased by $1 million (either payment a "Protection Payment")". Please revise the document to disclose the methodology and assumptions made by management in determining the fair value of the protection payments. Expand your disclosures to more fully explain the nature of the Protection Payment related to the $3.0 Million Note. Supplementally tell us the generally accepted accounting principles that support your accounting for the Protection Payments.
Also, why didn`t your previously filed Form S-1 include disclosures about these payments? Finally, tell us how the March 31, 2005 Settlement Agreement impacts your current and future period accounting for the payments. Revise the filing as necessary based on our comments. We may have further comments after reviewing your response and revisions.

Note 11. Pension Plan and 401(k) Plan - Page F-28
10. Please tell us and revise the document to disclose why there is such a significant reduction in estimated future benefit payments after 2005.

Form 8-K filed on March 31, 2005
11. We note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-
X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

*  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Thomas Dyer at (202) 824-5564 or Daniel Gordon at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.

Sincerely,



							Peggy A. Fisher
      Assistant Director

cc (via fax):	Robert L. Lawrence, Esq., Kane Kessler P.C.
212.245.3009
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Langer, Inc.
April 8, 2005
Page 1